SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2011

Prana Biotechnology Limited
(Name of Registrant)

Level 2, 369 Royal Parade Parkville  Victoria  3052 Australia
 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________

PRANA BIOTECHNOLOGY LIMITED

6-K Items

1.           Appendix 4E for the Year Ended 30 June 2011
Results for announcement to the market

Appendix 4E for the Year Ended 30 June 2011

Results for announcement to the market

Current Reporting Period - Year Ended 30 June 2011
Previous Reporting Period - Year Ended 30 June 2010

Revenue from ordinary activities	down	27.38%	to	$156,135

Loss from ordinary activities after tax attributable to members	down	31.06%	to	$(6,431,185)

Net loss for the period attributable to members	down	31.06%	to	$(6,431,185)

Dividends (distribution)	Amount per Security	Franked Amount per Security

Final dividend	n/a	n/a

Previous corresponding period	n/a	n/a

Net Tangible Asset per Security (cents per security)
As at 30 June 2011	2.52
As at 30 June 2010	2.23

Record date for determining entitlements to the dividend,
(in the case of a trust, distribution)	n/a

Explanation of the above information:

Prana Biotechnology Limited recorded revenue of A$156,135 for the year ended 30 June 2011 (2010: A$215,008), which is interest received on company bank accounts.  The decrease in interest received is due to reduced amounts of cash on hand.

Prana Biotechnology Limited has incurred a loss for the year of A$6,431,185 (2010: A$4,906,922).  This loss has increased due to an increase in expenditure on research and development.

Refer to the Directors' Report - Review of Operations for further information.

Prana Biotechnology Ltd
ABN 37 080 699 065	Page 1 of 11

Appendix 4E
Preliminary Financial Report

for the year ended
30 June 2011
(and previous corresponding period: year ended 30 June 2010)

In compliance with Listing Rule 4.3A

Prana Biotechnology Ltd
ABN 37 080 699 065	Page 2 of 11

DIRECTORS' REPORT

Your Directors present their report on the consolidated entity consisting of Prana Biotechnology Limited and the entities it controlled at the end of, or during, the year ended 30 June 2011.

DIRECTORS
The following persons were Directors of Prana Biotechnology Limited during the whole of the financial year and up to the date of this report, unless stated otherwise:

Mr Geoffrey Kempler	Executive Chairman and Chief Executive Officer
Dr George Mihaly	Non-Executive Independent Director
Mr Brian Meltzer	Non-Executive Independent Director
Mr Peter Marks	Non-Executive Independent Director
Mr Paul Marks*	Non-Executive Independent Director (Resigned 4 January 2011)
Mr Lawrence Gozlan**	Non-Executive Independent Director (Appointed 8 August 2011)

*Mr Paul Marks was appointed as a director on 14 January 2010 and resigned from office on 4 January 2011.
**Mr Lawrence Gozlan was appointed as a director on 8 August 2011 and remains in office to the date of this report.

RESULTS AND REVIEW OF OPERATIONS

Results

The Company reported a loss for the year of A$6,431,185 (2010: A$4,906,922).  The loss is after fully expensing all research and development costs.

Review of Operations

Detailed below is an update on the status of the Company's development projects and overall operations for the year ended 30 June 2011.

The Company's 30 June 2010 Annual Report contains detailed background information relating to its operations including its research and development projects and collaboration partners and should be read in conjunction with this report.

Key Events Summary -
>
In July 2010, Prana presented data emerging from Prana’s research team that the neuroprotective qualities of PBT2 indicate that PBT2 may have clinical application in Huntington’s Disease (HD) patients in addition to Alzheimer’s Disease (AD). At the International Conference on Alzheimer’s Disease (ICAD) in Hawaii, Prana’s Head of Research, Associate Professor Robert Cherny described how PBT2 prolonged survival, increased motor strength and delayed involuntary limb clenching that otherwise presents in the transgenic mouse model of HD. In addition, PBT2 appears to prevent the aggregation of the hallmark toxic mutant huntingtin protein. Examination of the brains of these transgenic mice revealed that PBT2 had a significant impact on preventing the degeneration of neurons, further evidencing the neuroprotective attributes of PBT2 that had been reported earlier in Prana’s work on Alzheimer’s Disease.

>
In August 2010, Prana announced the grant of the key patent from the United States Patent and Trademark Office (USPTO) protecting the composition of matter of PBT2, together with protection for numerous other 8-hydroxyquinolines from Prana’s MPAC library. The USPTO also extended the patent term such that the term of the patent is to 21 December 2025 with provision for possible additional pharmaceutical patent term extensions. In the same month, the nine month mandatory post-grant opposition period for the related case in Europe lapsed without any third party opposition. Accordingly, the case in Europe was placed on the Register of European Patents and the term is until 16 July 2023 with provision for possible pharmaceutical extension of patent term of five years.

>
In September 2010, the highly regarded scientific journal Cell published the paper entitled, “Iron-export ferroxidase activity of beta-amyloid precursor protein (APP) is inhibited by zinc in Alzheimer’s Disease”, co-authored by Professor Ashley Bush, a founding scientist of Prana and member of the Company’s R&D Advisory Board. The paper reported on the new discovery that APP plays a critical role in exporting iron out of neurons. A necessary function to prevent the build-up of iron in neurons, otherwise the iron promotes oxidative stress leading to neuronal death. APP can be prevented from performing this vital role by zinc present in the synapses. In AD, zinc accumulates in the synapses by being trapped by the amyloid aggregates that accumulate in the synapses as AD progresses. Accordingly, Prana’s therapeutic strategy of restoring normal metal levels, such as zinc, in the brain is supported by these new research findings. PBT2 can transport zinc into neurons to promote normal neurotransmission and improve cognition.

>
Late in September the company announced that there was sufficient compelling evidence for one of its Parkinson’s Disease (PD) drug candidates, PBT434, to be declared its lead development compound for PD. PBT434 has demonstrated significant rescue of the neurons that die in PD, the substantia nigra, in two animal models of PD and that this preservation of neurons translated into significant improvement in motor coordination. Moreover, PBT434 has been shown to elevate levels of the protective protein called DJ-1 which is known to be important in reducing the rise of oxidative stress build-up in neurons in PD. Mutations in the gene for this protein cause Early Onset Parkinson’s Disease. In addition PBT434 appears to reduce levels of another protein implicated in the pathology of PD called alpha – synuclein. The findings were presented at the 2nd World Parkinson Congress in Glasgow late September by Prana’s Head of Research, Associate Professor Robert Cherny and in March of 2011 at the 10th International Conference on Alzheimer’s and Parkinson’s Disease held in Barcelona.

Prana Biotechnology Ltd
ABN 37 080 699 065	Page 3 of 11

>
In December 2010, Prana management assembled a team to develop a Phase IIa clinical trial protocol for the treatment of Huntington’s Disease with PBT2. The group comprised leading clinical researchers from Australia and the United States including members from the Huntington Study Group based in the US and Australia. PBT2 has previously demonstrated that it can improve cognitive executive function in a Phase IIa study in Alzheimer’s patients. The team considered the type of Phase IIa study most appropriate for PBT2, understanding its potential as a disease modifying approach to the treatment of this crippling disease.

>
In March of 2011, Prana scientists published important scientific data demonstrating the ability of PBT2 to facilitate the growth of neuronal processes and branches that are required to form connections between neurons that are critical for learning and memory functions. The experimental data showed that the ability of PBT2 to have a restorative effect on neurons in a mouse model of AD is dependent on the presence of metal in the culture medium. This data supports the proposition that PBT2 can improve cognitive function as it is able to transport metals that are bound up in amyloid plaques and return them to the neurons, where they are needed for normal function. The publication also described how such beneficial changes in the brain’s anatomy were accompanied by increases in key proteins that are involved in learning, memory and neuronal growth.

>
Late in March 2011, the company announced that it was to receive a USD700,000 investment from the Alzheimer’s Drug Discovery Foundation (ADDF) to undertake a Phase II study in patients with mild AD. The study will investigate the effect of PBT2 on the accumulation of beta-amyloid in the brain over a 12 month period as measured by Positron Emission Tomography (PET) amyloid imaging. Previously in a Phase IIa study, 250mg dosing of PBT2 resulted in a significant improvement in cognitive executive function in mild patients over 12 weeks. This imaging study will be conducted in Melbourne, Australia and will also look at the effect of the 250mg dose across cognitive readouts.

>
In April 2011, Prana announced that the Japanese Patent Office had granted a composition of matter patent for PBT2, together with claims covering other selected 8-hydroxyquinolines, pharmaceutical compositions and their uses for the treatment of AD. This patent represents an important milestone in securing composition of matter protection for Prana’s lead AD asset in important markets such as the United States, Europe, Japan and Australia.

>
Further to the announcement in April 2011 that Prana plans to develop PBT2 for the treatment of Huntington’s Disease (HD) as a complimentary strategy to its planned Phase II imaging study in AD patients. The science and clinical information on PBT2 was presented at the National Convention of the Huntington’s Disease Society of America in June 2011. The presentation was made by Dr Steve Hersch, Associate Professor of Neurology at Massachusetts General Hospital and Harvard Medical School. Dr Hersch is also Director of the Huntington’s Disease Centre of Excellence and the Laboratory of Neurodegeneration and Neurotherapeutics. The trial in HD is a placebo controlled double blind study in a mild HD population of 100 patients treated over six months. Of the numerous key efficacy assessments being studied, of key interest will be the effect of PBT2 on cognition given the positive results obtained previously on cognitive executive function in the Phase IIa study mild AD patients.

This document contains some statements which are by their very nature forward looking or predictive. Such forwarding looking statements are by necessity at least partly based on assumptions about the results of future operations which are planned by the Company and other factors affecting the industry in which the Company conducts its business and markets generally. Such forward looking statements are not facts but rather represent only expectations, estimates and/or forecasts about the future and thereby need to be read bearing in mind the risks and uncertainties concerning future events generally. There are no guarantees about subjects dealt with in forward looking statements. Indeed, actual outcomes may differ substantially from that predicted due to a range of variable factors.

This report is made in accordance with a resolution of the Board of Directors.

Mr Geoffrey Kempler
Executive Chairman and Chief Executive Officer
Melbourne
Dated: 25 August 2011

Prana Biotechnology Ltd
ABN 37 080 699 065	Page 4 of 11

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
FOR THE YEAR ENDED 30 JUNE 2011

		Consolidated Entity
	Note	30 June 2011	30 June 2010
		$	$

Revenue from ordinary activities		156,135	215,008
Gross profit		156,135	215,008

Other income		6,785	-

Intellectual property expenses		(399,237)	(431,082)
Auditor and accounting expenses		(157,436)	(168,909)
Research and development expenses	6	(2,329,491)	(87,992)
Personnel expenses		(2,394,298)	(3,087,234)
Depreciation expenses		(31,577)	(35,290)
Other expenses		(857,281)	(940,699)
Travel expenses		(159,971)	(234,555)
Public relations and marketing expenses		(110,646)	(130,090)
Foreign exchange gain (loss)		(145,377)	(6,079)
Gain (loss) on fair valuation of financial liabilities		(8,791)	-

Loss before income tax expense		(6,431,185)	(4,906,922)

Income Tax Expense		-	-

Loss for the period		(6,431,185)	(4,906,922)

Other comprehensive income		-	-

Total comprehensive income for the period		(6,431,185)	(4,906,922)

		Cents	Cents

Loss per share attributable to the ordinary equity holders of the Company:
Basic loss per share	9	(2.60)	(2.16)
Diluted loss per share	9	(2.60)	(2.16)

The accompanying notes form part of these financial statements.

Prana Biotechnology Ltd
ABN 37 080 699 065	Page 5 of 11

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS AT 30 JUNE 2011

		Consolidated Entity
	Note	30 June 2011	30 June 2010
		$	$
ASSETS
CURRENT ASSETS
Cash and cash equivalents		8,838,245	5,227,298
Trade and other receivables		3,373	825
Other current assets		90,588	1,479,603

TOTAL CURRENT ASSETS		8,932,206	6,707,726

NON-CURRENT ASSETS
Plant and equipment		40,909	58,527
Other non-current assets		37,837	35,164

TOTAL NON-CURRENT ASSETS		78,746	93,691

TOTAL ASSETS		9,010,952	6,801,417

LIABILITIES
CURRENT LIABILITIES
Trade and other payables		1,399,584	1,244,417
Other financial liabilities		355,815	-
Provisions		319,965	256,074

TOTAL CURRENT LIABILITIES		2,075,364	1,500,491

NON-CURRENT LIABILITIES
Provisions		4,386	71,610

TOTAL NON-CURRENT LIABILITIES		4,386	71,610

TOTAL LIABILITIES		2,079,750	1,572,101

NET ASSETS		6,931,202	5,229,316

EQUITY
Issued and unissued capital	7	82,340,819	75,120,164
Reserves	8	9,494,995	8,582,579
Accumulated losses		(84,904,612)	(78,473,427)

TOTAL EQUITY		6,931,202	5,229,316

The accompanying notes form part of these financial statements.

Prana Biotechnology Ltd
ABN 37 080 699 065	Page 6 of 11

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED 30 JUNE 2011

	Consolidated Entity

	Issued and Unissued Capital	Reserve	Accumulated Losses	Total
	$	$	$	$

Balance at 30 June 2009	70,188,989	7,127,332	(73,566,505)	3,749,816
Transactions with owners in their capacity as owners:
Shares issued gross of costs	5,167,607	-	-	5,167,607
Options exercised	90,107	(90,107)	-	-
Options issued	-	1,330,403	-	1,330,403
Options forfeited	-	-	-	-
Equity to be issued	17,517	-	-	17,517
Transaction costs	(344,056)	-	-	(344,056)
Share options - value of share option scheme	-	214,951	-	214,951
	4,931,175	1,455,247	-	6,386,422
Loss for the year	-	-	(4,906,922)	(4,906,922)
Total comprehensive income for the year	-	-	(4,906,922)	(4,906,922)
Balance at 30 June 2010	75,120,164	8,582,579	(78,473,427)	5,229,316
Transactions with owners in their capacity as owners:
Shares issued gross of costs	7,594,032	-	-	7,594,032
Options exercised	189,648	(189,648)	-	-
Options issued	-	1,063,032	-	1,063,032
Options forfeited	-	(2,266)	-	(2,266)
Equity to be issued	-	-	-	-
Transaction costs	(563,025)	-	-	(563,025)
Share options - value of share option scheme	-	41,298	-	41,298
	7,220,655	912,416	-	8,133,071
Loss for the year	-	-	(6,431,185)	(6,431,185)
Total comprehensive income for the year	-	-	(6,431,185)	(6,431,185)
Balance at 30 June 2011	82,340,819	9,494,995	(84,904,612)	6,931,202

The accompanying notes form part of these financial statements.

Prana Biotechnology Ltd
ABN 37 080 699 065	Page 7 of 11

CONSOLIDATED CASH FLOW STATEMENT
FOR THE YEAR ENDED 30 JUNE 2011

		Consolidated Entity
	Note	30 June 2011	30 June 2010
		$	$

CASH FLOWS RELATED TO OPERATING ACTIVITIES
Payments to suppliers and employees		(4,714,771)	(4,923,648)
Interest received		156,366	214,709
Other		(10)	-

NET OPERATING CASH FLOWS	11	(4,558,415)	(4,708,939)

CASH FLOWS RELATED TO INVESTING ACTIVITIES

Payments for purchases of plant and equipment		(13,691)	(22,667)
Payment for rental security deposits		(2,673)	-

NET INVESTING CASH FLOWS		(16,364)	(22,667)

CASH FLOWS RELATED TO FINANCING ACTIVITIES
Proceeds from issues of securities		8,551,283	6,000,000
Transaction costs relating to equity issuances		(563,025)	(344,056)
Proceeds from borrowings		347,000	-

NET FINANCING CASH FLOWS		8,335,258	5,655,944

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		3,760,479	924,338

Cash and cash equivalents at the beginning of the year		5,227,298	4,304,977
Effects of exchange rate changes on cash and cash equivalents		(149,532)	(2,017)

CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR		8,838,245	5,227,298

The accompanying notes form part of these financial statements.

Prana Biotechnology Ltd
ABN 37 080 699 065	Page 8 of 11

NOTES TO THE FINANCIAL STATEMENTS

Note 1. Basis of Preparation
These general purpose financial statements for the year ended 30 June 2011 have been prepared in accordance with Australian Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Interpretations and the Corporations Act 2001.

The company's preliminary financial statements comply with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and Australian equivalents to International Financial Reporting Standards ("A-IFRS").

The company's preliminary financial report does not include all the notes of the type normally included in an annual financial report. The preliminary financial report has been prepared in accordance with the recognition and measurement requirements, but not all disclosure requirements, of Australian Accounting Standards and Interpretations and the Corporations Act 2001. Australian Accounting Standards include Australian equivalents to International Financial Reporting Standards.

Significant accounting policies adopted in preparation of the preliminary financial report are consistent with those adopted by the Company in preparation of the 30 June 2010 financial report and the 31 December 2010 half year financial report.

Effective as of 1 July 2009, the Company adopted AASB 8 Operating Segments, which replaces AASB 114 Segment Reporting. The new standard requires a 'management approach', under which segment information is presented on the same basis as that used for internal reporting purposes. This has had no effect on the consolidated entity as one reporting segment is still deemed applicable given that the Company is not a complex operation. The Company reports segment information in a manner that is consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Company's steering committee that makes strategic decisions.

The preliminary financial report is presented in Australian dollars.

Note 2. Going Concern
The consolidated entity is a development stage medical biotechnology company and as such expects to be utilising cash until its research activities have become marketable. As at 30 June 2011, the consolidated entity incurred an operating loss of A$6,431,185 (2010 loss: A$4,906,922). As at year end, the consolidated entity's net assets stood at A$6,931,202 (2010: A$5,229,316). The consolidated entity's cash position has increased to A$8,838,245 from A$5,227,298 at 30 June 2010.

The Directors believe that the going concern basis of preparation is appropriate based on the following:
>
On 14 July 2011 the Company announced that it had filed a prospectus supplement to sell up to an aggregate 50,000,000 ordinary shares, represented by 5,000,000 American Depositary Receipts (ADRs) through an "at-the-market" (ATM) facility. If utilised, the ADRs would be offered through McNicoll, Lewis & Vlak LLC (MLV) as sales agent who, at Prana's discretion and instruction, will use its commercially reasonable efforts to sell the ADRs at market prices from time to time, including sales made by means of ordinary brokers' transactions on the NASDAQ Capital Market.

>	In parallel, the Company continues to pursue raising additional funds through alternative funding structures.
>	Notwithstanding, the Company has the ability to scale down its operations and prioritise its research and development programs in neurology should the need arise.

Note 3. Dividends
The company resolved not to declare any dividends in the period ended 30 June 2011.

Note 4. Segment Information
The company's activities are predominately within Australia and cover research into Alzheimer's Disease and other major age-related degenerative disorders.

Note 5. Contingent Liabilities
There has been no change in contingent liabilities and assets since the last annual reporting date.

There are no contingent assets or liabilities at the date of this report. The consolidated entity is not involved in any legal or arbitration proceedings and, so far as the Directors are aware, no such proceedings are pending or threatened against the company.

Prana Biotechnology Ltd
ABN 37 080 699 065	Page 9 of 11

Note 6. Research and Development

		Consolidated Entity
	Note	30 June 2011	30 June 2010
		$	$
Research and development expenses

Personnel expenses related to research and		428,890	578,389
Research and development expenses	(a)	2,329,491	87,992

Total Research and development expenses		2,758,381	666,381

(a) Research and development expenses consist of expenses paid for contracted research and development activities conducted by third parties on behalf of the Company.

Note 7. Contributed Equity

		30 June 2011		30 June 2010
	Note	No.	$	No.	$

Fully Paid Ordinary Shares	(a)	275,286,783	79,639,175	234,045,871	72,418,520
Options over Fully Paid Ordinary Shares	(b)	-	2,701,644	-	2,701,644

Total Issued and Unissued Capital			82,340,819		75,120,164

(a) Fully paid ordinary shares

At the beginning of the year	234,045,871	72,418,520	202,710,473	67,487,345
Shares issued	40,424,329	7,594,032	30,915,000	5,185,124
Shares issued on exercise of options	816,583	189,648	420,398	90,107
Transaction costs relating to share issues	-	(563,025)	-	(344,056)

At the end of the year	275,286,783	79,639,175	234,045,871	72,418,520

(b) Options over fully paid ordinary shares

At the beginning of the year	-	2,701,644	14,279,133	2,701,644
Expired options, unexercised	-	-	(14,279,133)	-

At the end of the year	-	2,701,644	-	2,701,644

Note 8. Reserves - Share Based Payments

	30 June 2011		30 June 2010
	No.	$	No.	$

Options over Fully Paid Ordinary Shares*	26,043,956	7,525,998	26,419,378	6,613,582
Options over ADRs	380,000	1,515,434	380,000	1,515,434
Options over Warrants	612,397	453,563	-	453,563

Total Share Based Payments	27,036,353	9,494,995	26,799,378	8,582,579

During the year ended 30 June 2011, the following movements in options to purchase fully paid ordinary shares occurred:
Options
* Grant of options to purchase 200,000 ordinary shares to consultants
* Exercise of options to purchase 316,583 ordinary shares by employees
* Exercise of options to purchase 500,000 ordinary shares by consultants
* 2,677,500 options expired on 1 July 2010, held by directors, employees and consultants
* 2,000,000 options expired on 1 July 2010, held by consultants
* 431,992 options expired on 1 November 2010, held by investors
* 2,400,000 options expired on 1 November 2010, held by directors
* 250,000 options expired on 1 November 2010, held by employees
* 80,000 options forfeited on 4 November 2010, upon termination of an employee
* 431,992 options expired on 1 December 2010, held by investors
* Grant of options to purchase 8,512,645 ordinary shares to investors
* Grant of warrants to purchase 612,397 ordinary shares to ADDF, as part of convertible promissory note agreement

Prana Biotechnology Ltd
ABN 37 080 699 065	Page 10 of 11

Note 9. Loss per Share
	30 June 2011	30 June 2010
Basic loss per share (cents)	(2.60)	(2.16)
Diluted loss per share (cents)	(2.60)	(2.16)

	$	$
a) Net loss used in the calculation of basic and diluted loss per share	(6,431,185)	(4,906,922)

	No.	No.

b) Weighted average number of ordinary shares outstanding during the period used in the calculation of basic and diluted loss per share	247,578,570	227,527,388

Options that are considered to be potential ordinary shares are excluded from the weighted average number of ordinary shares used in the calculation of basic loss per share. Where dilutive, potential ordinary shares are included in the calculation of diluted loss per share. All the options on issue do not have the effect to dilute the loss per share. Therefore they have been excluded from the calculation of diluted loss per share.

Note 10. Net Tangible Assets
	30 June 2011	30 June 2010
Net Tangible Assets	$6,931,202	$5,229,316
No. of Shares	275,286,783	234,045,871

Net Tangible Assets (cents)	2.52	2.23

Note 11. Cash Flow Reconciliation
	30 June 2011	30 June 2010
	$	$
(a) Reconciliation of Cash Flow from Operating Activities with Net Loss after Income Tax Expense for the Year
	(6,431,185)	(4,906,922)

Add back depreciation expense	31,577	35,290
Add back (gain)/loss on fair value of financial liabilities	8,791	-
Add back share based payments expense	144,569	730,478
Increase/(Decrease) in provisions	(3,333)	84,392
(Increase)/Decrease in accounts receivable	(2,548)	(299)
(Increase)/Decrease in other current assets	1,389,015	(1,294,170)
Increase/(Decrease) in accounts payable	155,167	640,275
Add back foreign exchange	149,532	2,017
Net cash flow used in operating activities	(4,558,415)	(4,708,939)

(b) Reconciliation of cash and cash equivalents
Cash and cash equivalents at the end of the financial year as shown in the Cash Flow Statement is reconciled to items in the Balance Sheet as follows:
Cash and cash equivalents	8,838,245	5,227,298

Note 12. Events Subsequent to Reporting Date

On 14 July 2011 the Company announced that it had filed a prospectus supplement to sell up to an aggregate 50,000,000 ordinary shares, represented by 5,000,000 American Depositary Shares (ADSs) through an "at-the-market" (ATM) offering. If utilised, the ADSs would be offered through McNicoll, Lewis & Vlak LLC (MLV) as sales agent who, at Prana's discretion and instruction, will use its commercially reasonable efforts to sell the ADSs at market prices from time to time, including sales made by means of ordinary brokers'' transactions on the NASDAQ Capital Market.

On 8 August 2011 the Company announced that Lawrence Gozlan, a leading biotechnology investor and advisor, has joined the Company's Board of Directors. Mr. Gozlan is the Chief Investment Officer and Founder of Scientia Capital, a specialised global investment fund focused exclusively in life sciences. The Company was founded to provide high level expertise and to manage investments for high net worth individuals, family offices and institutional investors wanting exposure to the biotechnology industry.

Note 13. Audit

These accounts are currently in the process of being audited. An Annual Report containing the audit report shall be provided in due course.

Prana Biotechnology Ltd
ABN 37 080 699 065	Page 11 of 11

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED
(Registrant)

	By	/s/ Geoffrey Kempler
Geoffrey Kempler,
Executive Chairman

August 25, 2011